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                              July 20, 2020

       William B. Hoagland
       Principal Financial Officer
       Ecoark Holdings, Inc.
       5899 Preston Road #505
       Frisco, TX 75034-9591

                                                        Re: Ecoark Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Response Dated July
15, 2020
                                                            File No. 333-239646

       Dear Mr. Hoagland:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Please amend your filing to incorporate by reference the financial statements provided in response to our prior
comment letter or add the financial statements to the contents of your registration statement.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 William B. Hoagland
Ecoark Holdings, Inc.
July 20, 2020
Page 2

        You may contact Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you
have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram, Legal Branch
Chief, at 202-551-3397 with any other questions.



                                                        Sincerely,
FirstName LastNameWilliam B. Hoagland
                                                        Division of Corporation
Finance
Comapany NameEcoark Holdings, Inc.
                                                        Office of Manufacturing
July 20, 2020 Page 2
cc:       Ross Carmel
FirstName LastName